Exhibit 35.3

SERVICER COMPLIANCE STATEMENT

Discover Products Inc.

Discover Card Master Trust I

The undersigned, a duly authorized representative of Discover Products Inc. (“DPI”), pursuant to the Servicing Agreement dated January 1, 2007, as amended on or prior to the date hereof by and between DPI and Discover Bank (the “Agreement”) hereby certifies that:

(a)	A review of the activities of DPI for the fiscal year ended November 30, 2009 and of its performance under the Agreement was made under my supervision.

(b)	To the best of my knowledge, based on such review, DPI has fulfilled all of its obligations in all material respects under the Agreement throughout the fiscal year ended November 30, 2009.

IN WITNESS WHEREOF, the undersigned has duly executed this Certificate this 2nd day of February 2010.

By:	/s/ Carlos Minetti
Carlos Minetti, Executive Vice President